

January 4, 2012

Via e-mail
Mr. Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

> **Re: Morningstar, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 0-51280**

Dear Mr. Cooley:

We have reviewed your response to our comment letter dated November 28, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 9A. Controls and Procedures, page 133

(c) Changes in Internal Controls Over Financial Reporting, page 133

We have read your response to prior comment one of our letter dated November 28, 2011. In future filings to the extent that you make changes to your internal controls over financial reporting that materially affects or is reasonably likely to materially affect your internal control over financial reporting, please disclose such changes as required by Item 308(c) of Regulation S-K.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief